                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                            Kaare Magnus Risung, Esq.
                                   Telenor AS
                               Keysers Gate 13/15
                               N-0130 Oslo, Norway
                                  47-23-138-491
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2000
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-171-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Telenor East Invest AS
      000-00-0000
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                     [_]

      N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                 8,902,201
              ------------------------------------------------------------------
 NUMBER OF    8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY        -0-
  OWNED BY    ------------------------------------------------------------------
   EACH       9.    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         8,902,201
              ------------------------------------------------------------------
              10.   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,902,201
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     * See Instructions before Filling Out!

                                  SCHEDULE 13D


CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Telenor AS
      000-00-0000
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                     [_]

      N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    8,902,201/1/
              ------------------------------------------------------------------
 NUMBER OF    8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY        -0-
  OWNED BY    ------------------------------------------------------------------
   EACH       9.    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         8,902,201/1/
              ------------------------------------------------------------------
              10.   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,902,201/1/
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------
                     * See Instructions before Filling Out!



------------------------
/1/  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D


CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Newtel AB
      000-00-0000
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                     [_]

      N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Sweden
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    8,902,201/2/
              ------------------------------------------------------------------
 NUMBER OF    8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY        -0-
  OWNED BY    ------------------------------------------------------------------
   EACH       9.    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         8,902,201/2/
              ------------------------------------------------------------------
              10.   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,902,201/2/
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------
                     * See Instructions before Filling Out!



------------------------
/2/  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.           Security and Issuer
                  -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS, Telenor AS and Newtel AB is hereby amended and supplemented with respect to the items set forth below.

Item 2.           Identity and Background
                  -----------------------

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors of Telenor AS.

     DIRECTORS OF TELENOR AS
     -----------------------


Name and Business Address           Country of Citizenship   Present Principal
-------------------------           ----------------------   -----------------
                                                             Occupation
                                                             ----------
Arnfinn Hofstad                     Norway                   Chairman
NKL Kirkegt. 4
P.O. Box 1173
Sentrum
N-0107 Oslo

Eivind Reiten                       Norway                   Executive Vice
Norsk Hydro ASA                                              President
Bygdoy Alle 2
N-0240

Kari Broberg                        Norway                   Director
Jordan AS
Haavard Martinsensv. 30
N-0978 Oslo

Siri Teigum                         Norway                   Attorney-at-law
Thommessen Krefting Greve Lund
P.O. Box 1484
Vika
N-0116 Oslo

Anne Sorlie                         Norway                   Employee
Telenor AS                                                   Representative
P.O. Box 6701                                                (EL&IT-forbundet)
St. Olavs pl.
N-0130 Oslo

Svein-Eivind Solheim                Norway                   Employee

Telenor AS                                                   representative
P.O. Box 6701                                                (EL&IT-forbundet)
St. Olavs pl.
N-0130 Oslo

Harald Stavn                        Norway                   Employee
Telenor AS                                                   representative
P.O. Box 6701                                                (NITO-Tele/TS/KTTL)
St. Olavs pl.
N-0130 Oslo

     (d) During the last five years, none of the above directors of Telenor AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction
                  ----------------------

Description of Primary Agreement
--------------------------------

     Purchase Terms

     In accordance with the Primary Agreement and the Escrow Agreement, Telenor paid the full purchase price of the remaining Purchaser's Shares in five additional installments, the final installment of which was paid on January 5, 2000. Copies of the Primary Agreement and the Escrow Agreement were filed as Exhibits B and C, respectively, to the statement on Schedule 13D filed in respect of an event that occurred on December 1, 1998, and are incorporated herein by reference.

Voting Obligations Under the Registration Rights Agreement and the Shareholders
-------------------------------------------------------------------------------
Agreement
---------

     In accordance with the Shareholders Agreement, Dr. Zimin's Power of Attorney in favor of Telenor terminated on January 5, 2000 (the date on which Telenor fully paid for all of the Purchaser's Shares and acquired the right to exercise voting rights in respect of all of the Purchaser's Shares). The Shareholders Agreement and Dr. Zimin's Power of Attorney were filed as Exhibits F and G, respectively, to the statement on Schedule 13D filed in respect of an event that occurred on December 1, 1998, and are incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

     (a) and (b) In December 1999, the Norwegian State and the Swedish State announced that Newtel AB would be dissolved and the merger of Telenor AS and Telia AB unwound. Telenor AS anticipates that the Norwegian State and the Swedish State will reach a final agreement on the terms of such dissolution in February 2000.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: January 18, 2000                      TELENOR EAST INVEST AS

                                             By  /s/ Henrik Torgersen
                                                 --------------------
                                                 Henrik Torgersen
                                                 President


                                             TELENOR AS

                                             By  /s/ Tormod Hermansen
                                                 --------------------
                                                 Tormod Hermansen
                                                 President and
                                                 Chief Executive Officer


                                             NEWTEL AB

                                             By  /s/ Tormod Hermansen
                                                 --------------------
                                                 Tormod Hermansen
                                                 President and
                                                 Chief Executive Officer